

February 17, 2012

<u>Via Facsimile</u>
Michael Shalom
Chief Executive Officer and President
Intcomex, Inc.
3505 NW 107th Avenue
Miami, FL 33178

> **Re: Intcomex, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on March 31, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed on August 15, 2011**
> **File No. 333-134090**

Dear Mr. Shalom:

We have reviewed your letter dated December 22, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 8, 2011.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Note 3. Acquisition of Business, page 10

1.   We continue to consider your determination that an equity purchase by BrightPoint constitutes a separate transaction. With regard to your determination that the transaction was arranged primarily for your benefit, it is unclear how you determined that Brightpoint did not benefit from the transaction when they received a substantial equity interest in the company. It appears that assets were exchanged that convey mutual benefit. Please explain how you determined that the benefit is to you instead of the <u>combined</u> entity. See ASC 805-10-25-21.

2.   We refer you to paragraph 2.1 in Article II of the Purchase Agreement dated March 16, 2011. Based on this agreement, there does not appear to have been a contemplation of two separate transactions as the transfers by each party upon closing appear to be that Bright Point exchanged $15 million dollars and the assets set forth in (b)(i), (ii) and (iii) and that the company was to issue 38,769 shares of common stock. In this regard, tell us why you believe there is an arrangement that was entered into during the negotiations that is separate from the business combination. Identify the relevant section that stipulates that number of shares to be issued in exchange for $15,000 million. Further, tell us how the company determined the selling price or fair value of the shares issued under this agreement and describe the basis for allocating the shares of common stock between the cash and the business purchased.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Stephen G. Krikorian

                                        Stephen G. Krikorian
                                        Accounting Branch Chief